Exhibit 99.1

February 24, 2012

AOL Inc.
770 Broadway
New York, NY 10003
Attn: Members of the Board of Directors

To the Board of Directors,

Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 5.2% of the outstanding shares of AOL Inc. ("AOL" or "the Company"), making us one of the Company's largest shareholders.  As you know, we have strong views regarding the current state and future direction of AOL, which we articulated in our comprehensive letter to the Board of Directors (the "Board") on December 21, 2011 (the "December Letter").  We appreciate the ongoing dialog we have had with management and certain members of the Board over the past two months.  However, we are extremely disappointed that our conversations regarding the issues raised in our letter have stalled.  Specifically, we are troubled that the Company remains closed-minded to alternative value creation initiatives, and instead appears solely focused on pursuing the status quo.  AOL is a diverse company with tremendous assets in a variety of different businesses that collectively are being undervalued in the marketplace.  We continue to believe that significant opportunities exist to unlock value based on actions within the control of management and the Board.

As one specific example, in addition to the valuable assets highlighted in our December Letter, AOL owns a robust portfolio of extremely valuable and foundational intellectual property that has gone unrecognized and underutilized.  This portfolio of more than 800 patents broadly covers internet technologies with focus in areas such as secure data transit and e-commerce, travel navigation and turn-by-turn directions, search-related online advertising, real-time shopping, and shopping wish list, among many others.

Since our initial public involvement in AOL, we have been approached by multiple parties specializing in intellectual property valuation and monetization, some of whom believe that (i) a significant number of large internet-related technology companies may be infringing on these patents, and (ii) AOL's patent portfolio could produce in excess of $1 billion of licensing income if appropriately harvested and monetized.  Unfortunately, several of these parties have expressed severe frustration that AOL has been entirely unresponsive to their proposals regarding ways to take advantage of this underutilized asset.  The Company's inaction is alarming given our understanding that many of the key patents have looming expiration dates over the next several years which could render them worthless if not immediately utilized.

As a result of the dynamics highlighted above, we are increasingly uncomfortable with the direction of the Company and the leadership of the Board.  To this end, and as a result of our inability to arrive at a mutually agreeable resolution on the composition of the Board, we have identified the following highly-qualified candidates who have agreed to be nominated to the AOL Board at the 2012 Annual Meeting.  We believe these nominees possess a well-balanced mix of skill sets to ensure that the Company evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all shareholders.

Starboard's Director Nominees:

Ronald S. Epstein is the Founder and CEO of Epicenter IP Group LLC, a company dedicated to assisting patent owners in obtaining maximum value for their intellectual property.  Previously, Mr. Epstein was Vice President and General Counsel of Brocade Communications Systems, Inc., and Director of Licensing at Intel Corporation.  Before joining Intel, Mr. Epstein was a member of the Technology Licensing Group at Wilson, Sonsini, Goodrich and Rosati.  Mr. Epstein has more than 20 years of experience in developing, optimizing, and transacting intellectual property asset portfolios, and has delivered significant value to patent owners from the sale or licensing of patents in over 150 transactions.

Steven B. Fink is currently a private investor with extensive experience building and managing technology companies.  Mr. Fink is the former CEO of Lawrence Investments, LLC, a venture with Larry Ellison that owns and manages all of Mr. Ellison's non-Oracle investments.  Lawrence Investments founded and invested in numerous technology, education, medical, and biotechnology companies.  Mr. Fink previously served as Chairman and CEO of Anthony Manufacturing Company, Chairman and Managing Director of Knowledge Universe, and Chairman and CEO of Nextera.  Mr. Fink currently serves as Vice Chairman of Heron International, and as a member of the Board of Directors of K-12.  Previously, Mr. Fink served as the Chairman of the Board of Leapfrog, Inc., and Spring Group until its sale in 2007.

Dennis A. Miller is a strategic advisor to Lionsgate Entertainment and has been focused primarily on investing at the intersection of media and technology.  Previously, he was a General Partner at Spark Capital, a venture fund where he invested in companies including Twitter, CNET, and AdMeld.  As a Managing Director for Constellation Ventures, he invested in companies such as Capital IQ.  Mr. Miller has also served as Executive Vice President of Lionsgate Entertainment, Executive Vice President of Sony Pictures Entertainment, and Executive Vice President of Turner Network Television.

Jeffrey C. Smith is co-Founder and CEO of Starboard Value, a New York-based investment firm that is one of the largest shareholders of AOL.  Mr. Smith has extensive public company board experience.  Currently, he serves on the boards of Regis Corp., and SurModics Inc.  Previously, he was the Chairman of the Board of Phoenix Technologies Ltd., and a director of Zoran Corporation, Actel Corporation, S1 Corporation, and Kensey Nash Corp.  Mr. Smith also served as a member of the Management Committee for Register.com.

James Warner is the principal of Third Floor Enterprises, an advisory firm specializing in digital marketing and media.  Previously, he was Executive Vice President of Avenue A | Razorfish, and served on the executive committee of aQuantive, its parent company.  He has also served as President of Primedia Magazine Group, President of the CBS Television Network, President of CBS Enterprises, and Vice President at HBO.  Mr. Warner served as a director on the board of MediaMind Technologies Inc until its sale to DG FastChannel, Inc. in July 2011.

It is our understanding that the terms of eight directors currently serving on the Board expire at the 2012 Annual Meeting. We would view any attempt by the Company to expand the size of the Board following the receipt of this letter, and given our previous discussions regarding board composition, as a tactic designed to manipulate the composition of the Board with regard to this year's Annual Meeting. To preserve our rights, and in the event that the Company expands the Board prior to the 2012 Annual Meeting, we are therefore nominating five director candidates. We do not currently intend to seek to replace a majority of the Board. However, we do believe significant change to the composition of the Board is warranted given the qualifications of our nominees and the long-term underperformance of AOL.

We remain prepared to engage in constructive dialog with the Board to reach a mutually agreeable resolution.  However, if an agreement is not reached, we are fully prepared to solicit the support of our fellow shareholders to elect a new slate of directors at the 2012 Annual Meeting who are committed to representing the best interests of all AOL shareholders.  Starboard has a long history of working constructively with undervalued public companies to improve board effectiveness and enhance shareholder value.  We hope that the Board will begin to recognize that our interests are directly aligned with those of all shareholders and that we only want what is best for AOL and its shareholders.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP